 Exhibit 10
CONFIDENTIAL PORTIONS OF MATERIAL HAVE BEEN OMITTED AND FILED SEPARATELY WITH
THE SECURITIES AND EXCHANGE COMMISSION.  THE REDACTED MATERIAL HAS BEEN
INDICATED WITH AN ASTERISK IN BRACKETS ([*]).

                            BAY STATE MILLING COMPANY
                                CORPORATE OFFICES
                 100 CONGRESS STREET QUINCY, MASSACHUSETTS 02169

                                  March 28, 2002

American Italian Pasta Company
4100 N. Mulberry Drive, Suite 200
Kansas City, MO  64116

Gentlemen:

     This letter sets forth the terms and conditions upon which Bay State
Milling Company, a Minnesota corporation ("Bay State"), will sell to American
Italian Pasta Company, a Delaware corporation, or its affiliates, ("AIPC"), and
AIPC will purchase from Bay State, AIPC's requirements of semolina flour and other durum flour products for AIPC's pasta production plant to be located in the southwestern region of the United States (the "Pasta Plant") from Bay
State's flour mill located in Tolleson, Arizona (the "Mill," and such purchase and sale arrangement, the "Supply Arrangement). The parties shall execute a definitive agreement (the "Supply Agreement") containing the final terms and conditions of the Supply Arrangement, and addressing the following:

     1. Requirements. Bay State shall sell to AIPC, and AIPC shall purchase from Bay State, at least 80% of AIPC's entire requirements of the durum flours listed on Schedule A hereto (the "Products") for the Pasta Plant during each year of the term of the Supply Agreement. Notwithstanding the foregoing, in no event shall the aggregate amount of Products purchased by AIPC and sold by Bay State in any one-year period during the term of the Supply
Agreement (each one-year period being a "Fiscal Year" commencing on October 1 of each year) be less than 50 million pounds for such Fiscal Year; provided, however, that AIPC shall not be subject to the foregoing purchase volume requirement during the period commencing on the date that AIPC begins pasta production at the Pasta Plant and ending on September 30, 2003. In the event that the aggregate amount of Products purchased by AIPC during any Fiscal Year is less than 50 million pounds, AIPC shall make payment to Bay State, at the end of such Fiscal Year, in an amount equal to the product of (i) the difference, in
100 cwts, between (A) 50 million pounds and (B) the actual number of pounds of
Products purchased by AIPC during such Fiscal Year multiplied by (ii) the milling conversion in effect for such Fiscal Year.

     2. Term. The initial term of the Supply Agreement shall be for a period of ten (10) years (the "Initial Term") commencing on the effective date of the Supply Agreement and, thereafter, the Supply Agreement shall automatically renew for additional five-year terms unless either of the parties shall have delivered written notice of termination to the other party not less than two (2) years prior to the expiration of any term; provided, however, that in the event the

production capacity of the Mill is expanded in accordance with the provisions of
Section 8 below, a new Initial Term of 10 years shall commence on the date on which Bay State commences improvements on the Mill.

     3. Pricing. The purchase price of the Products shall be calculated in accordance with the formulas set forth on Schedule B hereto. In calculating the purchase price of any Products, the following terms shall apply:

          (a) All purchase prices shall be calculated on the basis of the (i)
          actual costs of the wheat grain, including any cost incurred by Bay
          State to transport the wheat grain to the Mill, (ii) actual purchased product enrichment material costs (iii) by-product sales values in effect at the time of determination of the selling price of the semolina flour and (iv) the milling conversion which shall be comprised of the operating costs, including manufacturing costs and overhead, of the Mill and the profit to be earned on the sale of the
          Products to AIPC.

          (b) In calculating the purchase price, the actual flour extraction rates and moisture gains achieved in the milling of the wheat, as determined on a quarterly basis, will be used; provided, that the aggregate flour extraction rate in any quarter shall not be less than
          78%, consisting of 72% semolina flour and 6% clear flours. The flour extraction rates and moisture gains for each quarter during the term of the Supply Agreement, except for the first quarter for which the extraction rates and moisture gains shall be agreed by the parties and set forth in the Supply Agreement, shall be determined by Bay State and AIPC at the end of the previous quarter based on the extraction rates and moisture gains actually achieved during such previous quarter. Bay State and AIPC shall cooperate to maximize yields and efficiencies of the milling process in an effort to achieve an aggregate flour extraction rate of at least 80%, consisting of 75%
          semolina flour, 2% 1st Clear flour and 3% 2nd Clear flour; provided, that AIPC will not be obligated to pay any costs or make any investments with regard to the foregoing. Bay State's obligation to meet the extraction rates set forth in this Section 3(b) shall be subject to the provisions of Section 24 hereof.

          (c) For the first two (2) years of the term of the Supply Agreement the "milling conversion" shall be fixed as follows:

               (i) if the quantity of Products to be purchased during a one-year period is equal to or greater than [*] million pounds and less than [*] million pounds, the milling conversion shall be [*] per cwt for such one-year period; and

               (ii) if the quantity of Products to be purchased during a
               one-year period is equal to or greater than [*] million pounds and AIPC has complied with the requirements of Section 8(b)
               below, the milling conversion shall be [*] per cwt for such one-year period.

          The milling conversion shall be determined at the commencement of each
          Fiscal Year during the term of the Supply Agreement in accordance with procedures established by the parties and set forth in the Supply
          Agreement. Notwithstanding the foregoing, the milling conversion shall be reduced to [*] per cwt following the three consecutive month period in which the amount of Products purchased by AIPC reaches a minimum of
          [*] pounds per month and shall remain at [*] thereafter for so long as the monthly purchase volume does not fall below the minimum amount necessary to satisfy the annual requirement of [*] million pounds set forth in paragraph (ii) above.

          For the third year of the term of the Supply Agreement and for each year of the term of the Supply Agreement thereafter (the "Remaining
          Term"), the mill operating costs component (which component totals [*]
          per 100 cwt and consists of the following costs: durum mill processing, operating supplies, maintenance, elevator operations, power and utility costs, durum laboratory and sampling, and specific durum administrative costs) of the milling conversions set forth in paragraphs (i) and (ii) of this subsection (c) shall be subject to yearly adjustment based on changes in the Producer Price Index for the industry in the SIC Code 2041 (Flour and other Grain Mill Products)
          (the "Producer Price Index"), which adjustment shall equal the lesser of (i) the actual percentage increase in the Producer Price Index for the previous Fiscal Year and (ii) [*]. For each Fiscal Year during the
          Remaining Term, the amount of the adjustment on the [*] mill operating costs component, as determined in accordance with the previous sentence, shall be added to the milling conversions set forth in paragraphs (i) and (ii) of this subsection (c) and the result shall be the applicable milling conversions for such Fiscal Year.

          In connection with the foregoing, AIPC shall have the right to review the books, records and other data relating solely to the operation of the Mill in order to accurately calculate appropriate adjustments.

          (d) The weight of the Products delivered to AIPC and used in the pricing calculation shall be determined at the time of delivery to
          AIPC at the Pasta Plant and agreed by the parties, taking into account, among other factors, moisture variances occurring in connection with delivery by pipeline as described below. AIPC shall provide Bay State access to the Pasta Plant to inspect the scaling equipment located at the Pasta Plant and deliver to Bay State such evidence of the accuracy of such equipment, including, but not limited to, copies of inspection certificates, as Bay State may reasonably request. Bay State anticipates moisture losses to be incurred in the delivery of the Products to AIPC by pipeline transfer, and to the extent that variances in the weight of the Products as determined by
          Bay State's transfer scales and AIPC's receiving scales can be attributed to losses in moisture, then the amount of such moisture loss will be included in the measurement of moisture gains and flour extraction rates set forth in Section 3(b) and the Schedule B pricing formula. AIPC shall provide Bay State with access to

          AIPC's records for the Pasta Plant for the purpose of monitoring and coordinating delivery of and payment for the Products.

     4. Product Specifications. All flour purchased by AIPC pursuant to the
Supply Agreement shall be merchantable, fit for its intended use, meet all applicable federal and state quality standards and will comply with the specifications set forth on Schedule A (collectively, the "Product
Specifications"). AIPC and Bay State will cooperate and work together to purchase the most appropriate wheat on the most economically desirable terms in order to meet the Product Specification; provided, however, that in order to meet the flour extraction rates and moisture gains set forth in Section 3(b) and in the Schedule B pricing formulas, all wheat used by Bay State for purposes of producing flour pursuant to the Supply Arrangement must comply with the wheat specifications set forth in the Supply Agreement. The grain and flour specifications set forth in the Supply Agreement may be modified from time to time, upon receipt of written consent from AIPC, which consent shall not be unreasonably withheld, based upon crop and market conditions. Bay State may reject any incoming product used to produce the Products, from whatever source, if such product does not meet, or would prevent Bay State from producing flour that meets, the agreed Product Specifications, and any such rejection shall not result in liability of Bay State or constitute, by itself, a failure by Bay
State to perform its obligations under the Supply Agreement.

     5. Payment. AIPC shall pay Bay State for purchased Products on a weekly basis by wire transfer of immediately available funds. Payment pursuant to this
Section shall be made against receipt of invoices from Bay State.

     6. Flour Delivery.

          (a) Delivery by truck or railroad. Sale and delivery of any Product purchased by AIPC shall be FOB the Mill. If Bay State is required to deliver the Products to the Pasta Plant by any means other than a pipeline between the Mill and the Pasta Plant, and the inability to use the pipeline is not due to an act or omission of Bay State, Bay
          State shall arrange for delivery and AIPC shall pay all costs of such delivery.

          (b) Delivery by pipeline. If the Pasta Plant is located in close enough proximity to the Mill to permit the Products to be delivered to the Pasta Plant by a pipeline, Bay State will cooperate with engineers chosen by AIPC, and consented to in writing by Bay State, to design and construct such a pipeline. The costs of constructing the pipeline shall be paid by Bay State. In addition, Bay State shall purchase all equipment, and pay for the installation of such equipment, required to enable the delivery of the Products through the pipeline to the point of first receipt at the Pasta Plant. Bay State shall maintain the pipeline in good working condition during the term of the Supply
          Agreement. The cost incurred by Bay State to construct the pipeline shall be treated as a capital investment in the Mill and included in the calculation of the purchase price of the Mill in accordance with the formula set forth on Schedule C hereto. If the Products are delivered by pipeline, the delivery shall be FOB the Pasta Plant.

          7. Right of First Refusal.

               (a) AIPC shall have the option to purchase the Mill (the "AIPC
               Option"), at a purchase price determined in accordance with the formula set forth on Schedule C hereto, upon the occurrence of any of the following events: (i) Bay State enters into an
               agreement with respect to the sale of the Mill with any third party, (ii) a sale of all, or substantially all of the assets of
               Bay State or the acquisition by a third party of more than 50% of the outstanding voting capital stock of Bay State, (iii) the entry by a court having jurisdiction in the premises of a decree or order for relief in respect of Bay State in an involuntary case under any bankruptcy laws and such decree or order shall remain unstayed and in effect for a period of 90 consecutive days, (iv) the commencement by Bay State of a voluntary
               proceeding under any bankruptcy laws and (v) Bay State's material and continuing failure to observe and perform certain production and operational covenants and requirements as set forth in the
               Supply Agreement. The Supply Agreement shall contain notice and procedure provisions governing the exercise of the AIPC Option, including provision for Bay State's right to remedy any failure to observe or perform the applicable production and operational covenants and requirements set forth in the Supply Agreement, or to make provision for complying with the pertinent provision, during the applicable time period set forth in the Supply
               Agreement. The Supply Agreement shall also provide that in connection with a sale of the Mill to AIPC, the instrument governing such sale shall contain a legal description of the
               Mill, including all expansions and additions made thereto, and shall require Bay State to obtain a title survey and provide all appropriate warranties of title with respect to the Mill.

               In the event that AIPC does not exercise the AIPC Option upon occurrence of the event specified in item (i) above, as a
               condition to the sale of the Mill to a third party, the purchaser shall be assigned and shall assume, expressly by written
               instrument, the obligations of Bay State under the Supply
               Agreement or, alternatively, execute a written flour supply agreement with AIPC on terms and conditions substantially similar to those set forth in the Supply Agreement and having a minimum term equivalent to the then remaining term of the Supply
               Agreement.

               (b) In the event that AIPC receives a bona fide offer from any third party to purchase the Pasta Plant, the purchaser of the
               Pasta Plant shall, as a condition to the sale of the Pasta Plant, be assigned and shall assume, expressly by written instrument, the obligations of AIPC under the Supply Agreement or,
               alternatively, execute a written flour supply agreement with Bay
               State on terms and conditions substantially similar to those set forth in the Supply Agreement and having a minimum term
               equivalent to the then remaining term of the Supply Agreement.

               The Supply Agreement shall contain notice and procedure
               requirements governing this provision.

     8. Expansion.

          (a) Pasta Plant. The parties acknowledge and agree that AIPC may increase the production at the Pasta Plant during the term of the
          Supply Agreement and, provided all conditions precedent and covenants of AIPC are satisfied, Bay State agrees to increase its production capacity at the Mill in order to meet AIPC's flour requirements at the
          Pasta Plant in accordance with the provisions of Section 8(b) below.
          AIPC anticipates an expansion of the production at the Pasta Plant during the Initial Term that may result in an increase in AIPC's flour requirements at the Pasta Plant of up to [*] million pounds of flour annually. The parties acknowledge and agree that the production at the
          Pasta Plant may be further expanded such that AIPC's requirements during the term of the Supply Agreement may exceed [*] million pounds of flour annually.

          (b) Mill. In the event that AIPC increases its flour needs at the
          Pasta Plant as provided in Section 8(a) above, Bay State shall make, upon the consent of AIPC as to placement and land use, which consent shall not be unreasonable withheld or delayed, all improvements to the
          Mill that Bay State deems necessary to continue to meet AIPC's flour requirements at the Pasta Plant pursuant to the terms of the Supply
          Agreement; provided, however, that:

               (i) at such time as AIPC has increased the production
               capabilities of the Pasta Plant such that its product
               requirements are equal to or in excess of [*] million pounds annually, and Bay State has completed all necessary improvements to the Mill to accommodate AIPC's increased demand for Products,
               AIPC shall purchase at least [*] million pounds of Products annually; and

               (ii) if AIPC anticipates that its annual requirements for
               Products will increase above [*] million pounds annually, then
               AIPC shall provide Bay State with written notice of its
               additional flour requirements at least twelve (12) months prior to such increased need in order to allow Bay State sufficient time to complete any necessary milling expansion.

          If AIPC has failed to respond to a Bay State proposal for improvements to the Mill within ten (10) business days following receipt by AIPC of such proposal, such failure to respond shall be deemed to be consent by AIPC to the proposal.

          In connection with any improvements made to the Mill in accordance with this Section 8, the Initial Term shall be adjusted as provided in the proviso of the first sentence of Section 2 above.

          In order to make improvements to meet AIPC's anticipated flour requirements at the Pasta Plant of up to [*] million pounds of flour annually, Bay State acknowledges that it has and will be capable of providing adequate land for all necessary improvements to the Mill and a grain elevator and truck pit with a capacity of at least one million bushels.

          If Bay State is not able to complete improvements made to the Mill in accordance with the provisions of paragraph (b) above in time to satisfy AIPC's additional flour requirements, Bay State shall, provided that AIPC has complied with the requirements of this Section
          8, arrange for the supply of additional Products sufficient to meet
          AIPC's flour requirements, at Bay State's expense, until such time as
          Bay State is capable of satisfying AIPC's flour requirements directly from the Mill.

          Additionally, the parties shall discuss and agree on the most appropriate means to accomplish the desired milling expansion, including, satisfying future flour requirements as such requirements are then known, and the capital needs to effect such growth. If, following these discussions, its is agreed that Bay State engages in and performs milling expansions that cause it to construct an additional durum milling unit, including buildings that necessitate an investment greater than [*] million, and if, following such expansion,
          AIPC's annual flour requirement falls below [*] of the then combined durum milling units' capacity, then the conversion price shall be increased by [*] per cwt in order to defray a portion of the financing costs of such expansion. This adjustment of the conversion price will end at the time AIPC's annual flour requirement exceeds [*] of the combined milling units' capacity; provided, however, that if AIPC's annual flour requirement remains below [*] of the combined durum milling units' capacity during any consecutive two years following completion of the milling expansions described above, then the conversion price will be increased by an additional [*] per cwt, for a total increase of [*] per cwt (the "Conversion Increase"), and the
          Conversion Increase shall remain in effect until such time as AIPC's annual flour requirement increases to at least the minimum monthly purchase volume necessary to satisfy the annual requirement of [*] of the combined durum milling units' capacity level for a period of three consecutive months.

     9. 99th Avenue Access. If AIPC purchases the "Borden" property (the
"Borden Parcel") which is contiguous to and immediately south of the Mill property, Bay State agrees to allow AIPC perpetual access to, and egress from, the Borden Parcel property by means of Bay State's entrance road from 99th
Avenue along the south perimeter of Bay State's Mill property via three access driveway points along the northern perimeter of the Borden Property as shown on the plan attached to Schedule D hereto. Such access shall be granted pursuant to a separate license agreement (the "Access Agreement") between Bay State and AIPC consistent with the terms of this Section 9 and otherwise reasonably acceptable to Bay State and AIPC. Without limitation, the Access Agreement will: (a)
require AIPC to pay a license fee of [*] to Bay State on June 15, 2003, in consideration of the license granted pursuant to the Access Agreement; (b)
require AIPC to pay all costs associated with the construction, including any landscaping, signage and roadway changes as may be required or approved by Bay
State to accommodate

both companies' access and egress needs; (c) require AIPC to pay one-half of all future maintenance costs of the roadway between 99th Avenue eastward to the third entry point (i.e., the entry point furthest to the east) on the Borden
Parcel and require Bay State to pay the remaining one-half of all such future maintenance costs; (d) require AIPC to carry insurance acceptable to Bay State;
(e) require AIPC to indemnify Bay State and any related entities against all loss, cost and liability arising from the use of the road by AIPC and/or its employees, agents, invitees, customers, suppliers and visitors; and (f) include appropriate restrictions on, and procedures governing, use and security to safeguard each company's business and property interests.

     10. Mill and Pasta Plant Access.

          (a) Upon reasonable prior notice to Bay State, AIPC and its invitees shall be entitled to access the Mill property and structures for reasonable purposes, including: (i) marketing purposes; and (ii)
          inspections by AIPC representatives.

          (b) Upon reasonable prior notice to AIPC, Bay State and its invitees shall be entitled to access the Pasta Plant property and structures for reasonable purposes, including: (i) marketing purposes; and (ii)
          inspections by Bay State representatives.

     11. Non-Competition. In connection with the Supply Arrangement, AIPC will agree not to compete with Bay State's baking flour milling business or its durum milling business in the State of Arizona during the term of the Supply
Agreement; provided, that AIPC will be entitled to purchase baking flours, if necessary, from the supplier of its choice. In addition, Bay State will agree not to compete with AIPC's pasta business during the term of the Supply
Agreement; provided, that Bay State will not be prohibited from selling to a third party any Products produced at the Mill in excess of AIPC's requirements.

     12. Performance Requirements. The Supply Agreement shall contain performance criteria for the Mill and the Products, including, but not limited to, requirements as to quality of the Products and sanitation of the Mill, on such terms and subject to such conditions as may be agreed by the parties.

     13. Recall. If there are product specification problems or recalls directly arising from Bay State's performance or nonperformance of its obligations in connection with the Products supplied by Bay State, Bay State shall be responsible for all costs associated with remedying the problem.

     14. Meetings. Designated AIPC and Bay State site personnel shall meet with such frequency as may be agreed upon by the parties and set forth in the Supply
Agreement, to discuss cooperation, performance, and coordination with respect to the obligations of the parties under the Supply Agreement and product quality goals.

     15. Inventory.

          (a) Wheat Purchasing. Bay State, upon receipt of written approval for each purchase from AIPC, will purchase the durum wheat used to manufacture the Products. The Supply Agreement shall set forth the terms and conditions for purchasing the wheat.

          (b) Wheat Inventory. Bay State shall maintain, at no additional cost to AIPC, an inventory of [*] bushels of durum wheat at the Mill for the exclusive use by AIPC. All durum wheat maintained for the exclusive use of AIPC shall be segregated from the remainder of Bay
          State's inventory and shall not be stored in the grain elevators currently used to store Bay State's inventory. Bay State shall charge
          AIPC, and AIPC shall pay, the storage and interest costs, at prevailing market rates, for any wheat inventory stored at the Mill for the use of AIPC in excess of such [*] bushels. The parties acknowledge that, as of the date of this letter, the market rate in the State of Arizona for storage of wheat is [*] per bushel per month
          Bay State shall construct a separate grain elevator and truck pit with a capacity of at least one million bushels for AIPC's use.
          Construction of the grain elevator shall be completed on or before
          November 1, 2002, provided that all conditions precedent and covenants of AIPC set forth in the Supply Agreement have been satisfied at the time construction commences. The parties will agree upon the site for the placement of the grain elevator. The grain elevator shall be connected to the Mill. The cost incurred by Bay State to construct the grain elevator shall be treated as a capital investment in the Mill and included in the calculation of the purchase price of the Mill in accordance with the formula set forth on Schedule C hereto.

          (c) Outside Storage. In the event that Bay State deems it necessary to store wheat committed to or owned by AIPC, in excess of the [*]
          bushels addressed in (b) above, in a third party storage facility, and
          AIPC consents to such third party storage, all costs of such third party storage, including financing costs, storage fees, loading fees and excess freight costs, shall be paid by AIPC.

     16. Confidentiality. Each party hereby agrees to hold, and use its best efforts to cause its respective officers, directors, employees, consultants, agents and representatives (collectively, "Representatives") to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning the business of the other party furnished to such receiving party in connection with the Supply Arrangement, except to the extent that such information can be shown by such receiving party to have been (i) at the time of disclosure or thereafter, generally available to or known by the public other than as a result of a disclosure by the such receiving party or any of its
Representatives; (ii) available to such receiving party on a nonconfidential basis from a source other than the disclosing party or any of its
Representatives, provided that such source is not bound by a confidentiality agreement with, or other contractual, legal or

fiduciary obligation to, the disclosing party; or (iii) later lawfully acquired by such receiving party from sources other than the disclosing party; provided, that the receiving party may disclose such information to its Representatives in connection with the Supply Arrangement so long as such Representatives are informed by the receiving party of the confidential nature of such information and are directed by the receiving party to treat such information confidentially. Notwithstanding the foregoing, the receiving party may disclose such confidential information of the disclosing party to (i) a lender in connection with a financing transaction undertaken by the receiving party; or
(ii) a prospective buyer of either Bay State's or AIPC's interests in connection with the Mill, the Pasta Plant or the Supply Agreement; provided, that such lender or prospective buyer agrees in writing, prior to the disclosure of such confidential information, to keep such information confidential. The obligation of the receiving party to hold any such information in confidence shall be satisfied if such party exercises the same care with respect to such information as it would take to preserve the confidentiality of its own similar information.
If this letter is terminated, the receiving party will, and will use its best efforts to cause its Representatives to, deliver to the disclosing party, upon request, all documents and other materials, and all copies thereof, obtained by the receiving party or on its behalf from the disclosing party in connection with the Supply Arrangement that are subject to such confidence.

     17. Definitive Agreement. It is intended that the parties will enter into the Supply Agreement which shall contain, in addition to the terms and conditions set forth in this letter, such representations, warranties, indemnities and covenants as are customary for an arrangement of this type. The
Supply Agreement, when executed and delivered, shall govern the rights and obligations of the parties with respect to the Supply Arrangement. The Supply
Agreement will contain a binding arbitration dispute resolution procedure, using a panel of commercially experienced arbitrators, unaffiliated with either party.

     18. Quality Control. In connection with the manufacture and refining of
Products under the Supply Agreement, Bay State shall comply with the quality standards and procedures set forth in the Supply Agreement. Bay State shall conduct periodic ingredient and process tests as set forth in the Supply
Agreement and shall reject any ingredients or process which do not conform to the standards set forth in the Supply Agreement. Bay State will ensure proper sanitation, and will provide for annual AIB inspections, maintaining a consistent minimum score of 800.

     19. HACCP. Bay State agrees to maintain an HACCP program and to provide copies of the required HACCP documentation to AIPC upon reasonable request.

     20. Inspections. Each party and its representatives shall be permitted reasonable access, upon written notice to the other party, to the Mill or the
Pasta Plant, as applicable, for the purpose of observing all aspects of the other party's operations, including manufacturing techniques, quality control, sanitation procedures and testing procedures. Each party shall maintain and make available to the other party's representatives all relevant testing and equipment records. AIPC's representatives shall also be permitted to inspect
Products after manufacture and prior to delivery to AIPC, provided that such inspections shall not delay or in any manner interfere with Bay State's production or delivery schedules.

                                       10

     21. Insurance. During the term of the Supply Agreement, Bay State shall maintain liability insurance of at least $10,000,000, with a deductible not to exceed $500,000, endorsed to cover the indemnifications contained in the Supply
Agreement. AIPC shall maintain liability insurance of at least $10,000,000 with a deductible not to exceed $500,000 endorsed to cover the indemnifications contained in the Supply Agreement. Bay State and AIPC shall also carry contingent BI coverage. Upon the execution of the Supply Agreement, Bay State and AIPC shall furnish each other with certificates of insurance evidencing such coverages. Such certificates shall contain clauses for notification of both Bay
State and AIPC thirty days in advance of any cancellation, reduction or change in coverage.

     22. General Cooperation. Bay State and AIPC agree to meet at least annually to discuss and implement procedures or agreements to the extent commercially and financially reasonable for both parties, with respect to the following: (i)
opportunities for business referrals from Bay State to AIPC for the purchase of
AIPC Products; (ii) short term and long term goals of AIPC and Bay State with respect to the Mill and the Pasta Plant and how the goals impact both parties'
business; (iii) coordinating durum grain procurement processes, transportation and shipment of raw materials and finished products, cost improvement and optimization of resources for both parties; and (iv) sharing resources including without limitation, grain market analyses. In addition, Bay States agrees to evaluate new processes and technologies, as they become available, that may lead to improvements in Mill operations and reductions in operating costs and overhead. The parties agree to develop an approach for addressing new technologies and innovations in the Supply Agreement.

     During an expansion, if any, the parties shall meet at least quarterly to discuss the status and progress for completion of the expansion, estimated completion dates and AIPC's Product needs upon the completion of the expansion.

     AIPC and Bay State also agree to coordinate and cooperate with respect to maintenance and fumigation of the Mill and the Pasta Plant so as to protect the health and safety of persons at both facilities and minimize interference with each other's operations.

     Bay State will not enter into an agreement with, solicit, initiate or encourage any other pasta company or other third party ("AIPC Competitor") to construct a pasta production facility adjacent to or in the vicinity of another
Bay State facility for the purpose of entering into a long-term supply agreement similar to the type and nature provided for in the Supply Agreement ("Similar
Relationship") until Bay State has first given AIPC the opportunity to enter into the Similar Relationship with Bay State. AIPC shall have a period of thirty
(30) days from the date Bay State first offers in writing to AIPC to enter into the Similar Relationship, to sign a letter of intent with Bay State to enter into such relationship. The parties shall negotiate the terms of the letter of intent or the terms of the amendment, as applicable, in good faith. If the parties are unable to reach agreement on the terms of the letter of intent within such thirty (30) day period, Bay State shall have the right to enter into a Similar Relationship with the AIPC Competitor.

     23. Marketing Payment. In recognition of the benefit to Bay State of the immediate Product demand associated with access to pasta customers available due to AIPC's strong market position and the start-up costs and efforts of AIPC expended in purchasing and reopening the

                                       11

Borden facility, the Supply Agreement will provide that Bay State will make a one-time payment to AIPC of [*] on August 1, 2002.

     24. Force Majeure. If either party is unable to perform any obligation under the Supply Agreement by reason of any of the following events (each, a
"Force Majeure Event"): (i) fire, explosion, natural disaster or act of God;
(ii) epidemic; any nuclear, biological, chemical or similar attack; any other public or safety emergency; any act of terrorism; and any action reasonably taken in response to the foregoing; (iii) strike or other labor dispute or action; (iv) any act of war or of a public enemy, or riot or civil insurrection;
any sabotage, whether industrial or governmental; (v) any disruption in transportation, communications, electric power or other utilities, or other vital infrastructure; or any means of disrupting or damaging internet or other computer networks or facilities; (vi) any action taken in response to any of the foregoing events by any civil or military authority; or (vii) any other cause beyond the control of the party affected, then the party so affected shall, upon giving written notice to the other party, be excused from such performance to the limited extent of such inability to perform, provided that the party so affected shall use reasonable commercial efforts to avoid or remove such causes of such inability, and shall resume performance under the Supply Agreement with all reasonable dispatch whenever such causes are removed. Until such time as the affected party resumes performance in accordance with the provisions of this
Section 24, the party entitled to the benefit of performance by such affected party may secure performance of such affected party's obligations from third parties. Each party shall use commercially reasonable efforts to obtain insurance for the benefit of the other party related to these Force Majeure
Events.

     25. Termination of Supply Agreement. Notwithstanding anything contained herein to the contrary, the Supply Agreement shall provide for the adjustment of the term, or termination, of the Supply Agreement in the event the agreed upon performance requirements of the parties, as set forth in the Supply Agreement, are not achieved. Specifically, the Supply Agreement shall provide for termination of the Supply Agreement by either party upon the occurrence of a material default by the other party under the Supply Agreement. A material default shall include AIPC's failure to make payment when due in accordance with the terms of the Supply Agreement.

     26. Waiver. In connection with the consummation of the purchase by AIPC and the sale by Borden, Inc. ("Borden") of the real property and plant facilities located in Tolleson, Arizona and owned by Borden (the "Borden Plant") and in consideration of the covenants by AIPC contained in this letter, Bay State hereby agrees to waive the following rights of Bay State granted pursuant to
Section 10 of the Flour Purchase Agreement dated November 18, 1991 by and between Borden and Bay State (the "Borden Agreement"): (i) Bay State's right of first refusal relating to the purchase and sale of the Borden Plant and (ii) Bay
State's right to require the execution and delivery of a definitive flour supply agreement prior to, and as a condition of, the sale of the Borden Plant to any third party purchaser; provided, however, that if the sale of the Borden Plant to AIPC is terminated prior to the consummation of such transaction, this waiver shall be, without any further action by Bay State, null and void and of no further force and effect and the terms of Section 10 of the Borden Agreement shall continue to govern any potential sale of the Borden Plant.

                                       12

     27. Nature of Letter. It is understood and agreed that this letter is intended to be and is a legally binding agreement between Bay State and AIPC.

     28. Termination of this Letter. This letter may be terminated at any time prior to the execution of the Supply Agreement by mutual written agreement of
Bay State and AIPC and such termination shall be without liability of either party to other party to this letter.

     29. Miscellaneous. This letter may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one agreement. The rights and obligations set forth in this letter may not be assigned by either party without the prior written consent of the other party.

     30. Headings. The headings of the various sections of this letter are inserted merely for the purpose of convenience and do not expressly or by implication limit, define or extend the specific terms of the section so designated.

     31. Severability. If any provision (or part thereof) of this letter shall be adjudicated to be invalid or unenforceable in any action or proceeding then such provision (or part thereof) shall be deemed amended, if possible, or deleted, as the case may be, from this letter in order to render the remainder of the letter both valid and enforceable.

     32. Governing Law. This letter shall be governed by and construed in accordance with the laws of the State of Missouri.

                  [Remainder of Page Intentionally Left Blank]

                                       13

     Please acknowledge your agreement to the above terms by signing where indicated below and returning one signed original to me.

                                       Very truly yours,

                                      BAY STATE MILLING COMPANY

                                      By:        /s/ John I. Hillman
                                          -------------------------------------
                                          Name:     John I. Hillman
                                          Title:    Executive Vice President

Agreed to and accepted this
28th day of March, 2002.

AMERICAN ITALIAN PASTA COMPANY

By:       /s/ David B. Potter
     ---------------------------------------
     Name:     David B. Potter
     Title:    Executive Vice President

                                       14

                                   SCHEDULE A

                                    Products

1.   Semolina (fine grind) on the basis of attached AIPC specifications dated
     03/09/1999.

2.   A blend of 60% semolina and 40% durum 1st Clear flour, specifications to be set forth in the Supply Agreement.

3.   Durum flour 1st Clear on the basis of attached AIPC specifications dated
     08/20/2001.

4.   Other Durum flours and flour blends, the specifications for which are to be agreed from time to time.

5.   AIPC agrees to use its commercially reasonable efforts to "balance the mill" by purchasing the naturally occurring yields of semolina and durum flour 1st Clear products, whether separately or as blended products.

                                       15

                                   SCHEDULE B

                                Pricing Formulas

A.   The FOB mill price for semolina is equal to the computation of the following components:

     1.   100 lbs. of 100% U.S. hard amber durum wheat basis the attached specifications priced delivered to the Tolleson mill (as-is basis).

     2.   Deduct the grain value of the moisture gains percentage.

     3.   Deduct the sales value of Durum flour 1st Clear.

     4.   Deduct the sales value of Durum flour 2nd Clear.

     5.   Deduct the sales value of Durum red dog by-product.

     6.   Deduct the sales value of middlings by-product.

     The result is the net wheat grain cost for semolina.

     Invoiced pricing will be in 1-cwt (100 lb.) units and will have the following components added to the wheat grain costs for semolina:

     1.   Applicable enrichments and/or treatments required by the
          specifications.

     2.   Mill operating costs, overhead, and profit (the "milling conversion"
          cost).

Pricing Example

         [*]

     If the milling extractions are: 75% semolina, 2% 1st Clear, 3% 2nd Clear,
     4% red dog, and 16% middlings, then based upon these extractions, together with the above prices and costs, the selling price of semolina would compute as follows:

         [*]

B.   Durum Flour 1st Clear. If sold separately, selling price will be sold FOB the Mill at the same price per cwt. as it is credited in the formula pricing structure for semolina. i.e. in this example for [*] per cwt. AIPC will determine the pricing of the 1st Clear flour products and such pricing will be used to determine the credit for the 1st Clear by-product in the pricing of the semolina flour.

C.   Other durum flour, or durum blends not specifically identified here, will be mutually agreed to at the time of sale, and based upon actual costs in effect at the time of sale.

                                       16

The actual milling extractions and grain moisture gains will be measured and analyzed on a quarterly basis, the results of which will determine the pricing formula to be utilized during the next quarter as provided in Section 3(b).

                                       17

                                   SCHEDULE C

                               Mill Purchase Price

Computation of the purchase price of the Mill shall be as follows:

Current durum mill asset value                                                     [*]

Add           Applicable Capital Investments
              -- Flour conveying pipeline.
              -- Durum grain storage and unloading/receiving pit.
              -- Mutually agreed milling expansions.
              -- Other improvement/modification capital investment expenses

                                                                                ------------------------
Deduct        Accumulated depreciation expense on Applicable Capital Investments
                  Net Book Value of Total Assets                                ------------------------

              Future purchase price of the Mill Assets
                  (Net Book Value x.85)                                         $
                                                                                =========================

NOTE:

1.   Bay State and AIPC will agree and define the land area to be included in the purchase price of the Mill at the time of execution of the Supply
     Agreement.

2.   The current durum mill asset value will not be subject to depreciation, such that the Net Book Value will not fall below [*].

3.   Depreciation on Applicable Capital Investments will be calculated under the federal rules for grain and grain mill products, which is Section 20.1 of the Class Life Asset Depreciation Range System (CLADR).

4.   Bay State agrees to use its best efforts to maintain the Mill and any improvements in a proficient manner for efficient operations and in accordance with good manufacturing practices, replacing equipment as necessary.

5.   Bay State will make all appropriate and customary representations and warranties with respect to the Mill and the surrounding property pursuant to a customary purchase agreement.

6.   In connection with the determination of the Mill Purchase Price, AIPC shall be entitled to review Bay State's books and records with respect to any capital assets added to the Mill and included in the purchase price calculation set forth in this Schedule C.

                                       18

                                   SCHEDULE D

                             See attached site plan

                                       19